Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended

	July 1,	July 2,	June 27,
	2005	2004	2003

	(In millions except ratios)
Earnings:
Net Income	$202.2	$132.8	$59.5
Plus: Income Taxes	96.2	62.6	30.6
Fixed Charges	33.0	31.4	31.8
Amortization of Capitalized Interest	—	—	—
Less: Interest Capitalized During the Period	—	—	—
Undistributed Earnings in Equity Investments	—	—	—

	$331.4	$226.8	$121.9

Fixed Charges:
Interest Expense	$24.0	$24.5	$24.9
Plus: Capitalized Interest	—	—	—
Interest Portion of Rental Expense	9.0	6.9	6.9

	$33.0	$31.4	$31.8

Ratio of Earnings to Fixed Charges	10.04	7.22	3.83